UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KCG Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

48244B100
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52 nd Street,
32 nd Floor
New York, NY 10055
(212) 715-4000

June 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B100	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 5 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 6 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 7 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO US AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 8 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 9 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 10 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 11 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 12 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 13 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,303,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,303,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,303,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 14 of 21

Item 1.  Security and Issuer.

This Amendment No. 1 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement as originally filed with the SEC on July 1, 2013.  This Statement relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of KCG Holdings, Inc., a Delaware corporation (the “Company”), and is being filed to amend the Statement as set forth below.  The principal executive offices of the Company are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.  Identity and Background.

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	GA-GTCO Interholdco, LLC, a Delaware limited liability company (“GA-GTCO Interholdco”);

(ii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(iii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iv)	General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”);

(v)	General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”);

(vi)	GA-GTCO US AIV, L.P., a Delaware limited partnership (“GA US AIV”);

(vii)	GA-GTCO AIV, L.P., a Delaware limited partnership (“GA AIV”);

(viii)	GAP-W, LLC, a Delaware limited liability company (“GAP-W”);

(ix)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(x)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); and

(xii)	GapStar, LLC, a Delaware limited liability company (“GapStar”).

We refer to GA-GTCO Interholdco, GA LLC, GenPar, GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar, collectively, as the “Reporting Persons.”

CUSIP No. 48244B100	SCHEDULE 13D	Page 15 of 21

The Reporting Persons are located at:

c/o General Atlantic Service Company, LLC
55 East 52 nd Street, 32 nd Floor,
New York, NY 10055

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The members of GA-GTCO Interholdco are GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar.   The general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV is GenPar. GenPar is also the manager of GAP-W.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 22 managing directors of GA LLC (the “GA Managing Directors”).  Certain GA Managing Directors are the members of GapStar.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012, and as amended and restated as of April 15, 2013 (the “Merger Agreement”), by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (a/k/a KCG Holdings, Inc.), Knight Acquisition Corp. (“Knight Acquisition”), GETCO Acquisition, LLC (“GETCO Acquisition”) and GA-GTCO Acquisition, LLC (“GA-GTCO Acquisition”), which is attached hereto as Exhibit 2, (i) Knight Acquisition, a wholly owned direct subsidiary of the Company, merged with and into Knight, with Knight surviving the merger (the “Knight Merger”), (ii) GETCO Acquisition, a wholly owned direct subsidiary of the Company, merged with and into GETCO, with GETCO surviving the merger (the “GETCO Merger”) and (iii) GA-GTCO merged with and into GA-GTCO Acquisition, a wholly owned direct subsidiary of the Company, with GA-GTCO Acquisition surviving the merger (the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”).  Upon consummation of the Mergers on July 1, 2013, and in exchange for 2,857,491 units of GETCO that GA-GTCO Interholdco held prior to the Mergers, GA-GTCO Interholdco received 23,605,054 shares of the Company’s Class A Common Stock, 2,698,228 of the Company’s Class A Warrants (the “Class A Warrants”), 2,698,228 of the Company’s Class B Warrants (the “Class B Warrants”) and 2,698,227 of the Company’s Class C Warrants (the “Class C

CUSIP No. 48244B100	SCHEDULE 13D	Page 16 of 21

Warrants” and, together with the Class A Warrants and the Class B Warrants, the “Warrants”).  The 8,094,683 Warrants received by GA-Interholdco represent the right to purchase 8,094,683 shares of the Company’s Class A Common Stock.  In addition, GA-GTCO Interholdco received 4,888,889 shares of Class A Common Stock in exchange for 591,820 units of GETCO in connection with a $55 million equity financing to GETCO that took place immediately prior to the consummation of the Mergers.  The funds to purchase such Class A Common Stock were obtained from contributions of the members of GA-GTCO Interholdco.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:
This Amendment No. 1 is being filed as a result of the acceptance for payment by the Company of 8,284,916 shares of Class A Common Stock validly tendered pursuant to the Company’s cash tender offer of up to $330 million of its Class A Common Shares at a purchase price of not greater than $14.00 per share nor less than $13.50 per share (the “Offer”).  The Offer expired at 5:00 p.m., New York City time, on June 2, 2015.  The number of shares tendered by the Reporting Persons and accepted for purchase by the Company in the Offer, the final results of which were announced by the Company on June 9, 2015, is 8,284,916.

CUSIP No. 48244B100	SCHEDULE 13D	Page 17 of 21

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, GA-GTCO Interholdco owns of record 20,209,027 shares of Class A Common Stock and 8,094,683 Warrants.  Such 20,209,027 shares of Class A Common Stock and 8,094,683 Warrants represent 22.5% of the outstanding Class A Common Stock (based on a total of 126,036,035 shares of Class A Common Stock outstanding, which consists of (i) an estimated 117,941,352 shares of Class A Common Stock (including restricted stock units) outstanding as of May 7, 2015, according to information filed by the Company on May 11, 2015, and (ii) 8,094,683 Warrants). Each of the Reporting Persons other than GA-GTCO Interholdco owns of record no shares of the Class A Common Stock and no Warrants.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA-GTCO Interholdco, (ii) GenPar is the general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV and the manager of GAP-W, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV and (iv) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to shares and interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors as well as officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 28,303,710 shares of the Class A Common Stock, which includes 8,094,683 Warrants, representing approximately 22.5% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 20,209,027 shares of Class A Common Stock and 8,094,683 Warrants that may be deemed to be owned beneficially by each of them.

(c)           Please see Item 3, which is hereby incorporated by reference.  Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 48244B100	SCHEDULE 13D	Page 18 of 21

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Unchanged.

Item 7.  Materials to be Filed as Exhibits.

Unchanged.

CUSIP No. 48244B100	SCHEDULE 13D	Page 19 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 11, 2015

GA-GTCO INTERHOLDCO, LLC

By:	General Atlantic GenPar, L.P.,
Its managing member

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 20 of 21

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, US AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 21 of 21

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its manager

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd St., 32nd Floor New York, New York 10055	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 101715Ú andar 04530-001 São Paulo, Brazil	Bolivia and Brazil
David C. Hodgson	55 East 52nd St., 32nd Floor New York, New York 10055	United States

Name	Business Address	Citizenship
René M. Kern	55 East 52nd St., 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Graves Tompkins	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd St., 32nd Floor New York, New York 10055	United States
Ke Wei	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	PRC